writer’s direct dial:	(302) 426-2806
telecopy:	(302) 426-3555
email:	kbelohoubek@doverdowns.com

June 15, 2006

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Dover Motorsports, Inc.
Request to Withdraw Registration Statement on Form 8-A filed June 14, 2006
SEC File Number 1-11929

Dear Sir or Madam:

The Company hereby requests the consent of the Securities and Exchange Commission to withdraw the Form 8-A filed by the Company via EDGAR on June 14, 2006. The Company inadvertently filed the Form 8-A under Section 12(g) of the Securities Exchange Act of 1934. A corrected Form 8-A under Section 12(b) of the Securities Exchange Act of 1934 will be filed.

Should have any questions regarding this request, please contact me at (302) 475-6756.

Thank you for you assistance.

Very truly yours,

/s/ Klaus M. Belohoubek
Klaus M. Belohoubek Senior Vice President-General Counsel